Exhibit 12.1

RCC Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the six months ended June 30, 2012	For the year ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to combined fixed charges and preferred stock dividends (1)	1.2	1.4	1.1	0.8	1.5	1.9

(1) The ratios of earnings to fixed charges and preferred stock dividend is computed by dividing earnings by the sum of fixed charges and preferred stock dividend. The term “fixed charges” includes the sum of the following: (a) interest, whether expensed or capitalized, from both continuing and discontinued operations, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries. The term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; then subtracting from the total of added items, the following: (a) capitalized interest, (b) preference security dividend requirements of consolidated subsidiaries, and (c) noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

(amounts in thousands)	For the six months ended June 30, 2012	Year Ended December 31,
		2011	2010	2009		2008	2007
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	$14,608	37,695	10,065	(14,978)		111,858	160,271
Add: fixed charges	73,577	153,648	158,560	157,888		159,192	146,356
Add: distributed income of equity investees	17,580	43,360	41,054	31,252		30,731	30,547
Subtract: capitalized interest	(1,246)	(1,480)	(5,099)	(19,062)		(36,511)	(35,424)
Subtract: preferred stock dividends	(12,744)	(23,400)	(23,400)	(23,400)		(23,400)	(23,400)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(35)	(55)	(66)	(59)		(41)	(869)
Earnings	$91,740	209,768	181,114	131,641		241,829	277,481

Fixed Charge Data:
Interest expensed and capitalized	$57,765	124,707	129,837	128,551		131,009	118,987
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,728	2,861	2,957	3,517		2,981	1,987
Estimate of the interest within rental expense	1,340	2,680	2,366	2,420		1,802	1,982
Preferred stock dividends	12,744	23,400	23,400	23,400		23,400	23,400
Total fixed charges	$73,577	153,648	158,560	157,888		159,192	146,356

Ratio of earnings to fixed charges	1.2	1.4	1.1	0.8	(2)	1.5	1.9

(2) The Company's ratio of earnings to fixed charges was deficient in 2009 by $26.2 million, due to significant non-cash charges for impairment of real estate investments recorded in 2009 of $97.5 million.